Exhibit 99.3

Allego N.V. files Annual Report on Form 20-F for 2022

Arnhem, Netherlands, May 16, 2023—Allego N.V. (NYSE: ALLG) (“Allego” or the “Company”) announces that on May 16, 2023, it filed with the Securities and Exchange Commission its Annual Report on Form 20-F that included audited financial statements for the year ended December 31, 2022. The Company’s Annual Report on Form 20-F is available online at the Company’s website at www.allego.eu and also online at www.sec.gov.

Shareholders have the ability to receive a hard copy of the Company’s complete audited financial statements, free of charge, through an email request sent to investors@allego.eu.

About Allego

Founded in 2013, Allego is a leading electric vehicle charging company in Europe and has deployed more than 33,000 public charging ports and 17,000 public and private sites across 16 countries. Allego delivers charging solutions for all types and models of electric vehicles, facilitating consumers, businesses, and urban infrastructures.